October 3, 2024

VIA EDGAR

Ms. Joyce Sweeney
Ms. Kathleen Collins
United States Securities and Exchange Commission
Division of Corporate Finance, Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re: Quantum Corporation
Form 10-K for Fiscal Year Ended March 31, 2024
Filed June 28, 2024
File No. 001-13449

Dear Ms. Joyce Sweeney and Ms. Kathleen Collins:

Quantum Corporation (the “Company”) provides the following supplemental information in response to the comment contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 17, 2024, relating to the aforementioned Form 10-K. For reference purposes, the text of your letter dated September 17, 2024, has been reproduced herein (in bold), with the Company’s response below the numbered comment.

Form 10-K for Fiscal Year Ended March 31, 2024
Explanatory Note
1.We note your disclosure regarding restatement of previously issued financial statements. Please tell us whether a recovery analysis of incentive-based compensation was performed. If no recovery analysis was performed, explain why. Describe the timing and terms of awards received during the fiscal year ended March 31, 2024 and your compensation recovery policy. In addition, please tell us what consideration was given to providing the disclosures pursuant to Item 402(w) of Regulation S-K and filing the company's clawback policy as an exhibit to your Form 10-K pursuant to Item 601(b)(97) of Regulation S-K.
Response:

Reference is hereby made to the response submitted by the Company to the Staff on September 26, 2024 in response to the above comment, which response is incorporated herein by reference. In addition, the Company provides the following additional information in response to the Staff’s comment above.

In addition to the performance-based stock units (PSUs) described in the Company’s initial response, the Company also offers PSUs which vest upon the achievement of certain stock price thresholds as well as restricted stock units (RSUs) which vest solely upon completion of a specified service period. The Company did not perform a recovery analysis for the outstanding stock-price performance PSUs, because no stock price targets contained in outstanding stock-price performance PSUs were met during the restated periods; and therefore, there was no incentive compensation related to the stock-price performance PSUs that could have been eligible to be recovered by the Company. In addition, the Company did not perform a recovery analysis for the RSUs which vest solely on continued service to the Company because these type of equity awards are not subject to the Company’s clawback policy. Such policy expressly excepts “equity awards for which the grant is not contingent upon achieving any financial reporting measure performance goal and vesting is contingent solely upon completion of a specified service period and/or attaining one or more nonfinancial reporting measures.”

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If you have any questions or comments, please do not hesitate to contact me directly at ken.gianella@quantum.com.

Sincerely,

Quantum Corporation

/s/ Kenneth P. Gianella
Kenneth P. Gianella
Chief Financial Officer

Copy to:
Brian E. Cabrera, Chief Administrative Officer, Quantum Corporation
Laura A. Nash, Chief Accounting Officer, Quantum Corporation
James J. Masetti, Pillsbury Winthrop Shaw Pittman LLP